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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                               AMENDMENT NO. 8 TO

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                                  BIG B, INC.
                           (NAME OF SUBJECT COMPANY)

                                  BIG B, INC.
                       (NAME OF PERSON FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                   088891106
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                ANTHONY J. BRUNO
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                  BIG B, INC.
                             2600 MORGAN ROAD, S.E.
                               BESSEMER, AL 35023
                                 (205) 424-3421
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                 TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF
                        OF THE PERSON FILING STATEMENT)

                            ------------------------

                                   COPIES TO:

             RICHARD COHN, ESQ.              AND            RANDALL H. DOUD, ESQ.
           SIROTE & PERMUTT, P.C.                           SKADDEN, ARPS, SLATE,
        2222 ARLINGTON AVENUE SOUTH                           MEAGHER & FLOM LLP
            BIRMINGHAM, AL 35205                               919 THIRD AVENUE
               (205) 930-5130                                 NEW YORK, NY 10022
                                                                (212) 735-3000

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     This statement amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9, (as amended, the "Schedule 14D-9") of Big B, Inc., an Alabama corporation ("Big B"), filed with the Securities and Exchange Commission (the "Commission") on September 23, 1996, with respect to the tender offer (the "Original Offer") made by Revco D.S., Inc., a Delaware corporation ("Revco"), and RDS Acquisition Inc., a Delaware corporation and a wholly-owned subsidiary of Revco ("Sub"), to purchase all outstanding shares of Big B common stock, par value $.001 per share (such common stock and the associated common stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of September 23, 1996, between Big B and First National Bank of Boston (as amended from time to time, the "Rights Agreement") being hereinafter collectively referred to as the "Shares") at an original price of $15 per share (the "Original Offer"), since increased to $17.25 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 10, 1996, of Revco and Sub and the related Letter of Transmittal, in each case as amended or supplemented.

     The following items of the Schedule 14D-9 are hereby amended and supplemented by adding the following:

ITEM 2. TENDER OFFER OF THE BIDDER

     This statement relates to the amended tender offer made by Revco and Sub to purchase all of the outstanding Shares at $17.25 per Share, net to the seller in cash (the "Offer Price"), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 10, 1996, of Revco and Sub (the "Offer to Purchase"), the Supplement to the Offer to Purchase dated October 29, 1996 (the "Supplement"), and the related revised Letter of Transmittal (collectively, the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 27, 1996, among Big B, Revco and Sub (the "Merger Agreement"). The Merger Agreement provides that, subject to the conditions contained in the Merger Agreement, as soon as practicable after consummation of the Offer and, if required by law, subject to obtaining a vote in favor of the Merger (as defined below), the Merger Agreement and the transactions contemplated thereby by the holders of at least two-thirds of the outstanding Shares, at the election of Revco, (i) Sub will be merged with and into Big B, with Big B surviving or (ii) Big B will be merged with and into Sub with Sub surviving (in either case, the "Merger"). In the Merger, each outstanding Share (other than Shares owned by shareholders who properly exercise appraisal rights or Shares owned by Big B, Revco, Sub, or any of their subsidiaries) will be converted into the right to receive an amount in cash equal to the Offer Price. A copy of the Merger Agreement is filed as Exhibit 20 hereto and is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND

     CERTAIN ARRANGEMENTS CONCERNING BIG B OFFICERS AND DIRECTORS. The Board of Directors of Big B (the "Big B Board"), at its meeting on October 27, 1996, authorized Big B to enter into amendments (collectively, the "Amendment Agreements") to the Employment Continuity Agreements (the "Severance Agreements") between Big B and nine of Big B's executive officers and to the 1995 Employment and Deferred Compensation Agreements (the "Employment Agreements") between Big B and such officers. Pursuant to the Amendment Agreements, each such officer will be entitled to receive the full amount of his severance benefit under his Severance Agreement if his employment is terminated, by Big B other than for dishonesty or violation of corporate policy or by the officer for any reason, between the 90th day and the 180th day after the completion of the Offer. In addition, the Amendment Agreements will provide that, upon any termination of employment that would entitle an officer to payments under his Severance Agreement, such officer will be entitled to receive under his Employment Agreement certain health insurance benefits and the immediate

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commencement of the payment of the 120 monthly installments of deferred compensation provided for in such agreement (such commencement date to be reflected in the calculation of the lump sum payment that the officer may elect under such agreement). Finally, the Amendment Agreements will provide that, pursuant to certain option agreements between Big B and certain of its officers in respect of options issued under Big B's Stock Option Plan, any such officer shall be paid an amount equal to 50% of any taxable income resulting from the exercise of currently outstanding options, whether vested or unvested, or as a result of the "cash out" of such options in the Merger, which amount is intended as reimbursement for income taxes in respect of such taxable income and has historically been paid by Big B.

     On October 27, 1996, the Big B Board approved a payment of $10,000 to each of Charles A. McCallum and Susan W. Matlock, both members of the Big B Board, as special compensation in exchange for the substantial additional services rendered and expected to be rendered by such individuals in connection with the extraordinary events surrounding the Offer and the Merger, the Big B Board's consideration of and response to the Offer and the Merger, and the Big B Board's consideration of alternatives to maximizing shareholder value. Neither Mr. McCallum nor Mr. Matlock is an officer of Big B.

     For a description of certain provisions of the Merger Agreement relating to benefits arrangements for directors and officers, see "The Merger
Agreement -- Treatment of Stock Options; Certain Employee Benefits" and
"-- Indemnification and Insurance."

     THE MERGER AGREEMENT. Big B, Revco and Sub have entered into the Merger Agreement. The following is a summary of certain provisions of the Merger Agreement. Such summary is qualified in its entirety by reference to the Merger Agreement.

     The Offer. In the Merger Agreement, Sub has agreed, among other things, to amend the Original Offer (a) to increase the purchase price offered from $15 per Share to $17.25 per Share and (b) to amend and restate the conditions to the Original Offer to those set forth in Section 8 of the Supplement. The Merger Agreement provides that, without the consent of Big B, Sub will not (a) reduce the number of Shares sought in the Offer, (b) amend the Offer so that it is at a price less than $17.25 per Share, (c) modify, in any manner adverse to the holders of Shares, or add to the conditions set forth in Section 8 of the Supplement, (d) except as provided in the next sentence, extend the Offer, (e) change the form of consideration payable in the Offer or (f) reduce or waive the condition that at least a majority of the outstanding Shares on a fully diluted basis be tendered pursuant to the Offer (the "Minimum Tender Condition"). Notwithstanding the foregoing, Sub may, without the consent of Big B, (a) extend the Offer if, at the scheduled expiration date of the Offer, any of the conditions to Sub's obligation to purchase the Shares are not satisfied or waived, until such time as such conditions are satisfied or waived, (b) extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer and (c) extend the Offer for a period of not more than 10 business days beyond November 15, 1996, if on the date of such extension less than 80% of the outstanding Shares on a fully diluted basis have been validly tendered and not properly withdrawn pursuant to the Offer. The Merger Agreement provides that, without limiting the right of Sub to extend the Offer pursuant to the immediately preceding sentence, in the event that (i) the Minimum Tender Condition has not been satisfied or (ii) any condition set forth in paragraph (a) of Section 8 of the Supplement (relating to certain actions by governmental entities which could impede the Offer or the Merger) is not satisfied at the scheduled expiration date of the Offer, Sub shall, and Revco shall cause Sub to, extend the expiration date of the Offer in increments of five business days each until the earliest to occur of (x) the satisfaction or waiver of the Minimum Tender Condition and such other condition or Revco reasonably determines that any condition to the Offer is not capable of being satisfied on or prior to December 24, 1996, (y) the termination of the Merger Agreement in accordance with its terms and (z) December 24, 1996; provided, however, that if any person or group (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) has publicly made a Takeover Proposal (as defined below) or disclosed in writing its intention to make a

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Takeover Proposal, Sub shall not be required pursuant to this sentence to extend the Offer for more than 20 calendar days beyond the date on which such Takeover Proposal was publicly announced or such intention was disclosed, if at the end of such 20 calendar day period such Takeover Proposal shall not have then been withdrawn and the Minimum Tender Condition shall not then have been satisfied.

     The Merger. The Merger Agreement provides that, following the satisfaction or waiver of the conditions set forth therein, either, at Revco's election, Sub will be merged with and into Big B, with Big B continuing as the surviving corporation or Big B will be merged with and into Sub, with Sub continuing as the surviving corporation (in either case, the "Surviving Corporation"), and in either event, each then outstanding Share (other than Shares held in the treasury of Big B, Shares owned by Revco, Sub or any other subsidiary of Revco or of Big B, or Shares held by shareholders who properly exercise their dissenters' rights under Alabama law) will be converted into the right to receive $17.25 per Share in cash, without interest.

     Representations and Warranties. The Merger Agreement contains representations and warranties by Big B with respect to, among other things, its organization, its capitalization, its authority to enter into the Merger Agreement and the Support Agreement (as defined below, and together, the "Operative Agreements"), its filings with the Commission and its financial statements, the absence of certain changes in its business, the information supplied by Big B in connection with the Offer, Big B's employee benefit plans and other compensation arrangements, the absence of certain litigation with respect to Big B, compliance by Big B with applicable law, the inapplicability of the Rights Agreement to the Offer and the Merger, tax matters relating to Big B, certain facts and the absence of certain provisions of the articles of incorporation and By-laws of Big B's subsidiaries related to certain state anti-takeover statutes and real property matters.

     The Merger Agreement also contains representations and warranties by Revco and Sub with respect to, among other things, their organization, their authority to enter into the Operative Agreements, the information supplied by them in connection with the Offer, their ability to finance the purchase of the Shares and the absence of certain litigation with respect to Revco.

     Covenants of Big B. In the Merger Agreement, Big B has agreed that, among other things, during the period from the date of the Merger Agreement until the time the Merger is effective, (a) Big B and its subsidiaries will carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as conducted through the date of the Merger Agreement and, to the extent consistent therewith, use all reasonable efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them to the end that their goodwill and ongoing businesses is unimpaired at the effectiveness of the Merger, and (b) Big B will not, and will not permit any of its subsidiaries to: (i)(x) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital shares, other than dividends and distributions by any direct or indirect wholly owned subsidiary of Big B to its parent (except for regular quarterly dividends on the Shares declared and paid at times consistent with past practice in an amount not in excess of $0.05 per Share per quarter), (y) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of Big B or (z) repurchase, redeem or otherwise acquire, any shares of capital stock of Big B or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire such shares or other securities; (ii) issue, deliver, sell, pledge or otherwise encumber any capital shares, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than (x) the issuance of Shares upon the exercise of Employee Options (as defined below) outstanding on the date of the Merger Agreement in accordance with their present terms and (y) the issuance of Shares upon conversion of Big B's 6.5% Convertible Subordinated Debentures Due 2003 (the "Convertible Debentures") the Convertible Debentures); (iii) amend its Articles of Incorporation, By-laws or

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other comparable charter or organizational documents; (iv) acquire or agree to acquire (x) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (y) any assets that are material, individually or in the aggregate, to Big B and its subsidiaries taken as a whole, except purchases of inventory in the ordinary course of business consistent with past practice or in the fulfillment of contracts in existence on date of the Merger Agreement and copies of which have been made available to Revco; (v) sell, lease, mortgage or otherwise encumber or subject to any lien or otherwise dispose of any of its material properties or assets, except sales of inventory in the ordinary course of business consistent with past practice; (vi)
(y) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Big B or any of its subsidiaries, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings incurred in the ordinary course of business consistent with past practice, or (z) make any loans, advances or capital contributions to, or investments in, any other person, other than to Big B or any direct or indirect wholly owned subsidiary of Big B; (vii) make or agree to make any new capital expenditure or expenditures which, individually, is in excess of $500,000 or, in the aggregate, are in excess of $5 million; (viii) make any tax election or settle or compromise any income tax liability; (ix) except for certain items previously disclosed to Revco, grant to any executive officer any increase in compensation or in severance or termination pay, except in each case as was required under employment agreements in effect as of the date of the Merger Agreement, or enter into any employment, severance or termination agreement with any executive officer; (x) adopt or implement any change in accounting methods, principles or practices materially affecting its assets, liabilities or business, except insofar as may have been required by a change in generally accepted accounting principles; (xi) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than any payment required pursuant to an order of a court of competent jurisdiction and the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of Big B included in the documents filed with the Commission and publicly available prior to the date of the Merger Agreement, or incurred in the ordinary course of business consistent with past practice, or waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which Big B or any of its subsidiaries is a party; or
(xii) authorize any of, or commit or agree to take any of, the foregoing actions.

     In addition to the foregoing, Big B has agreed in the Merger Agreement that it will not take any action, or permit any of its subsidiaries to take any action, that would, or could reasonably be expected to, result in (a) any of the representations and warranties of Big B set forth in the Merger Agreement that are qualified as to materiality becoming untrue, (b) any of such representations and warranties that are not so qualified becoming untrue in any material respect or (c) except as permitted pursuant to the provision described below under "Prohibition on Solicitation", any of the conditions to the Offer set forth in
Section 8 to the Supplement or any of the conditions to the Merger set forth in the Merger Agreement not being satisfied.

     Prohibition on Solicitation. Pursuant to the Merger Agreement, Big B has agreed that Big B and its officers, directors, employees, representatives and agents shall immediately cease any discussions or negotiations with any parties that may be ongoing with respect to any Takeover Proposal. In addition, Big B shall not authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative or advisor retained by it or any of its subsidiaries to (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, a Takeover Proposal or

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(ii) participate in any discussions or negotiations regarding any Takeover
Proposal; provided, however, that, in the event that prior to the acceptance for payment of Shares pursuant to the Offer an unsolicited Takeover Proposal is made and the Big B Board determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Big B shareholders under applicable law, Big B may deliver a written notice to that effect promptly to Revco and thereafter, subject to compliance with the provisions described in the second succeeding paragraph, (x) furnish, pursuant to a confidentiality agreement that is not less favorable to Big B than the Revco Confidentiality Agreement (as defined below), information with respect to Big B to the person making such unsolicited Takeover Proposal and (y) participate in discussions or negotiations regarding such Takeover Proposal. Without limiting the foregoing, the Merger Agreement provides that any violation of the restrictions set forth in the preceding sentence by any director or employee of Big B or any of its subsidiaries or any investment banker, financial advisor, attorney, accountant or other advisor, representative or agent of Big B or any of its subsidiaries, whether or not such person is purporting to act on behalf of Big B or any of its subsidiaries or otherwise, shall be deemed to be a breach of the provisions described in this paragraph by Big B. For purposes of the Merger Agreement, "Takeover Proposal" means any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase in any manner of a substantial amount of assets of Big B and subsidiaries (taken as a whole) or an interest in any substantial amount of voting securities of Big B or any Significant Subsidiary (as defined in the Merger Agreement), any tender offer or exchange offer that if consummated would result in any person beneficially owning any voting securities of Big B or any Significant Subsidiary, any merger, consolidation, business combination, sale of all or substantially all the assets, recapitalization, liquidation, dissolution or similar transaction involving Big B or any of its subsidiaries, other than the transactions contemplated by the Operative Agreements, or any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Offer or the Merger or that would reasonably be expected to dilute materially the benefits to Revco or Sub of the transactions contemplated by the Operative Agreements.

     The Merger Agreement also provides that neither the Big B Board nor any committee thereof may (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Revco or Sub, the adoption, approval or recommendation by the Big B Board or any such committee of the Offer, the Merger Agreement or the Merger, (ii) approve or recommend, or propose to approve or recommend, any Takeover Proposal or take any action (except, at the request of Revco upon five business days' prior written notice, redeem the Rights prior to the effectiveness of the Merger), or make any determination, under the Rights Agreement to facilitate any Takeover Proposal or (iii) cause or permit Big B to enter into any agreement with respect to any Takeover Proposal. Notwithstanding the foregoing, in the event that prior to the acceptance for payment of Shares pursuant to the Offer, the Big B Board determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to Big B's shareholders under applicable law, the Big B Board may withdraw or modify its adoption, approval or recommendation of the Offer, the Merger Agreement and the Merger at any time following Revco's receipt of written notice (a "Notice of Superior Proposal") advising Revco that the Big B Board has received a Superior Proposal and identifying the person making such Superior Proposal. For purposes of the Merger Agreement, a "Superior Proposal" means any bona fide Takeover Proposal for all outstanding Shares on terms that the Big B Board determines in its good faith judgment (based on the written opinion of R-H (as defined below) or another financial advisor of nationally recognized reputation, which opinion takes into account all the terms and conditions of the Takeover Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation) are not more favorable to the person or persons making such Takeover Proposal and provide greater present value to all the Big B shareholders, in each case, than the Merger Agreement, the Offer and the Merger taken as a whole.

     In addition to the obligations of Big B described in the two preceding paragraphs, the Merger Agreement provides that Big B shall immediately advise Revco orally and in writing of any request

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for information or of any Takeover Proposal, or of any inquiry with respect to or which could lead to any Takeover Proposal and the material terms and conditions of such request, Takeover Proposal or of inquiry and the identity of the person making such request, Takeover Proposal or inquiry. Big B shall keep Revco fully informed of the status and material terms (including amendments or proposed amendments) of any such request, Takeover Proposal or inquiry.

     The Merger Agreement provides that nothing described in the preceding three paragraphs prohibits Big B from taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Big B shareholders if the Big B Board determines in good faith, after consultation with outside counsel, failure so to disclose would be inconsistent with its fiduciary duties to the Big B shareholders under applicable law; provided, however, that neither Big B nor the Big B Board nor any committee thereof shall, except as permitted by the provisions described in the second preceding paragraph, withdraw or modify, or propose to withdraw or modify, its position with respect to the Offer, the Merger Agreement or the Merger or approve or recommend, or propose to approve or recommend, a Takeover Proposal.

     Shareholder Approval; Preparation of Proxy Statement. The Merger Agreement provides that if shareholder approval of the Merger Agreement is required by law, Big B, shall, at Revco's request, as soon as practicable following the expiration of the Offer, duly call, give notice of, convene and hold a meeting of its shareholders (the "Shareholders Meeting") for the purpose of approving the Merger Agreement and the Merger. The Merger Agreement also provides that Big B shall, through the Big B Board, recommend to its shareholders approval of the Merger Agreement, including the Plan of Merger contained therein, and the transactions contemplated by the Operative Agreements, except to the extent that the Big B Board shall have withdrawn or modified its approval or recommendation of the Offer, the Merger Agreement or the Merger as permitted by the provisions described in the second paragraph under "Prohibition on Solicitation" above. Further, Big B agreed that its obligations described in the first sentence of this paragraph would not be affected by (i) the commencement, public proposal, public disclosure or communication to Big B of any Takeover Proposal or (ii) the withdrawal or modification by the Big B Board of its approval or recommendation of the Offer, the Merger Agreement or the Merger. The Merger Agreement also provides that, if requested by Revco, Big B shall from time to time postpone or adjourn the Shareholders Meeting to allow Revco and Big B additional time to seek proxies in favor of approval of the Merger Agreement and the transactions contemplated by the Operative Agreements.

     The Merger Agreement provides that if shareholder approval of the Merger Agreement is required by law, Big B shall at Revco's request, as soon as practicable following the expiration of the Offer, prepare and file a preliminary Proxy Statement with the Commission and shall use its best efforts to respond to any comments of the Commission or its staff and to cause the Proxy Statement to be mailed to the Big B shareholders as promptly as practicable after such filing. The Merger Agreement provides that Big B shall notify Revco promptly of the receipt of any comments from the Commission or its staff and of any request by the Commission or its staff for amendments or supplements to the Proxy Statement or for additional information and shall supply Revco with copies of all correspondence between Big B or any of its representatives, on the one hand, and the Commission or its staff, on the other hand, with respect to the Proxy Statement or the Merger. The Merger Agreement provides that if at any time prior to the approval of the Merger Agreement by the Big B shareholders there shall occur any event that should be set forth in an amendment or supplement to the Proxy Statement, Big B shall promptly prepare and mail to its shareholders such an amendment or supplement. The Merger Agreement provides that Big B shall not mail any Proxy Statement, or any amendment or supplement thereto, to which Revco reasonably objects. The Merger Agreement provides that Revco shall cause all Shares purchased pursuant to the Offer and all other Shares owned by Sub or any other subsidiary of Revco to be voted in favor of the approval of the Merger Agreement.

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     Access to Information; Confidentiality. Pursuant to the Merger Agreement,
from the date of the Merger Agreement to the effectiveness of the Merger, subject to the appropriate provisions of confidentiality agreements applicable to Big B, Big B shall, and shall cause each of its subsidiaries to, afford to Revco, and to Revco's officers, employees, accountants, counsel, financial advisors and other representatives, reasonable access during normal business hours during the period prior to the effectiveness of the Merger to all their respective properties, books, contracts, commitments, personnel and records and, during such period, Big B shall, and shall cause each of its subsidiaries to, furnish promptly to Revco (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of Federal or state securities laws and (ii) all other information concerning its business, properties and personnel as Revco may reasonably request.

     The Merger Agreement provides that except as required by law, Revco shall hold, and shall cause its officers, employees, accountants, counsel, financial advisors and other representatives and affiliates to hold, any nonpublic information in confidence until such time as such information otherwise becomes publicly available (otherwise than through the wrongful act of any such person) and shall use its best efforts to ensure that such persons do not disclose such information to others without the prior written consent of Big B. The Merger Agreement provides that in the event of termination of the Merger Agreement for any reason, Revco shall promptly return or destroy all documents containing nonpublic information so obtained from Big B or any of its subsidiaries and any copies made of such documents. The Merger Agreement provides that Big B or its representatives have requested the return or destruction of confidential information of Big B provided by Big B or its representatives from each of the parties that executed confidentiality or standstill agreements following public announcement of the Original Offer and Big B agreed not to waive, amend or modify any provision of any such agreement without prior written consent of Revco.

     Best Efforts; Notification. The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, unless, to the extent permitted by the provisions described in the second paragraph under "Prohibition on Solicitation" above, the Big B Board approves or recommends a Superior Proposal, each of the parties agreed to use its best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer and the Merger, and the other transactions contemplated by the Operative Agreements, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities (as defined in the Merger Agreement) and the making of all necessary registrations and filings (including filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging any Operative Agreement or the consummation of any of the transactions contemplated by the Operative Agreements, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, the Operative Agreements. The Merger Agreement provides that in connection with and without limiting the foregoing, Big B and the Big B Board shall (i) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to the Offer, the Merger, any Operative Agreement or any of the other transactions contemplated by the Operative Agreements and (ii) if any state takeover statute or similar statute or regulation becomes applicable to the Offer, the Merger, any Operative Agreement or any other transaction contemplated by any Operative Agreement, take all action necessary to ensure that the Offer, the Merger and the other transactions contemplated by the Operative Agreements may be consummated as promptly as practicable on the terms contemplated by the Operative Agreements and otherwise to minimize the effect of such statute or regulation on the Offer, the Merger and the other transactions contemplated by the Operative Agreements. The Merger Agreement provides that notwithstanding the foregoing, the Big B Board shall not be prohibited from taking any action permitted by the provisions described in the second paragraph under "Prohibition on Solicitation" above.

     The Merger Agreement provides that Big B shall give prompt notice to Revco, and Revco or Sub shall give prompt notice to Big B, of (i) any representation or warranty made by it contained in the Merger Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under the Merger Agreement.

     The Rights Agreement. Big B has agreed in the Merger Agreement that, at the request of Revco upon five business days' prior notice, the Big B Board shall redeem the Rights prior to the effectiveness of the Merger. Big B has also represented, among other things, that it has taken or will take all necessary action to (i) render the Rights inapplicable to the Offer, the Merger and the other transactions contemplated by the Operative Agreements, and (ii) ensure that a Distribution Date (as defined in the Rights Agreement) does not occur by reason of the announcement or consummation of the Offer, the Merger or any of the other transactions contemplated by the Operative Agreements. The Merger Agreement provides that except with the prior written consent of Revco, the Big B Board shall not (i) amend the Rights Agreement or (ii) take any action with respect to, or make any determination under, the Rights Agreement, in each case that could have the effect of rendering the Rights applicable to the Offer, the Merger Agreement or any of the other transactions contemplated by the Operative Agreements, including any amendment or supplement to the Offer that includes a cash Offer Price that is not less than $17.25 per Share for all Shares.

     Board of Directors; Corporate Governance. The Merger Agreement provides that, upon Sub's acceptance for payment and payment for, Shares pursuant to the Offer, Sub will be entitled to designate such number of directors on the Big B Board as will give Sub, subject to compliance with Section 14(f) of the Exchange Act and Alabama law, a majority of such directors. The Merger Agreement further provides that, notwithstanding the foregoing, until the effectiveness of the Merger, Big B shall have on the Big B Board at least three directors who were directors of Big B as of the date of the Merger Agreement. Subject to applicable law, Big B has agreed to take all action necessary to effect the election of the Sub designees to the Big B Board and in connection therewith, Big B will promptly, at the option of Revco, either increase the size of the Big B Board and/or obtain the resignation of such number of its current directors as is necessary to enable the Sub designees to be elected to the Big B Board and in connection therewith, Big B will promptly, at the option of Revco, either increase the size of the Big B Board and/or obtain the resignation of such number of its current directors as is necessary to enable the Sub designees to be elected to the Big B Board as provided above.

     Treatment of Stock Options; Certain Employee Benefits. Pursuant to the Merger Agreement (a) as soon as practicable following the date of the Merger Agreement, the Big B Board (or, if appropriate, any committee administering the Stock Plans (as defined below)) shall adopt such resolutions or take such other actions as are required to adjust the terms of all outstanding employee stock options to purchase Shares ("Employee Options") and all outstanding stock appreciation rights ("SARs") heretofore granted under any stock option or stock appreciation rights plan, program or arrangement of Big B (collectively, the "Stock Plans") to provide that each vested and unvested Employee Option (and any SAR related thereto) outstanding immediately prior to the acceptance for payment of Shares pursuant to the Offer shall be cancelled in exchange for a cash payment by Big B immediately prior to the effectiveness of the Merger of an amount equal to (i) the excess, if any, of (x) the Offer Price over (y) the exercise price per Share subject to such Employee Option, multiplied by (ii) the number of Shares for which such Employee Option shall not theretofore have been exercised (the "Option Consideration").

     The Merger Agreement provides that the Stock Plans shall terminate as of the effectiveness of the Merger, and the provisions in any other Benefit Plan providing for the issuance, transfer or grant of any capital stock of Big B or any interest in respect of any capital stock of Big B shall be deleted as of the effectiveness of the Merger, and Big B shall ensure that following the effectiveness of the Merger no holder of an Employee Option or SAR or any participant in any Stock Plan or other Benefit Plan shall have any right thereunder to acquire any capital stock of Big B or the Surviving Corporation.

     Except as provided in the provisions in the immediately preceding paragraph, the Merger Agreement provides that Revco shall cause the Surviving Corporation to maintain for a period of one year after the effectiveness of the Merger the Benefit Plans of Big B and its subsidiaries in effect on the date of the Merger Agreement or to provide benefits for such period to employees of Big B and its subsidiaries that are not materially less favorable in the aggregate to such employees than those in effect on the date of the Merger Agreement.

     In the Merger Agreement, Revco agrees to cause the Surviving Corporation to honor all severance policies and agreements, deferred compensation agreements, employment agreements and death benefit agreements with Big B's officers and employees disclosed to Revco, including certain proposed additional agreements and modifications disclosed to Revco; provided, however, that in no event shall the liability of the Surviving Corporation for severance, post-termination health and other benefits, deferred compensation and acceleration or non-vested stock options under all such policies and agreements exceed $12.5 million. Revco also acknowledges in the Merger Agreement that the transactions contemplated by the Operative Agreements will constitute a change of control for purposes of the agreements described in the preceding sentence.

     Revco acknowledges in the Merger Agreement that, in connection with Big B's annual bonus plan for the fiscal year ending February 1, 1997, (i) Big B shall be deemed to have achieved all targets under such plan and (ii) any employee of Big B whose employment with Big B is terminated by Big B (other than termination for dishonesty or violation of Big B policy) or who terminates his or her employment with the prior written consent of Big B following consummation of the Offer and prior to February 1, 1997, shall upon termination be fully vested under such plan for fiscal year 1997; provided, however, that the liability of Big B under such plan shall be $1,060,000 less any amounts attributable to employees who terminate their employment prior to February 1, 1997, without the prior written consent of Revco or whose employment with Big B is terminated prior to such date for dishonesty or violation of Big B policy.

     Revco acknowledges in the Merger Agreement that, in connection with the Plan, for the fiscal year ending February 1, 1997, Big B shall make a discretionary contribution for such fiscal year in an aggregate amount of $3,100,000.

     Indemnification and Insurance. In the Merger Agreement, Revco and Sub have agreed that all rights to indemnification for acts or omissions occurring prior to the effectiveness of the Merger that are in existence as of the date of the Merger Agreement in favor of the current or former directors or officers of Big B and its subsidiaries as provided in their respective Articles or Certificates of Incorporation or By-laws or contractual arrangements or as otherwise provided by applicable law shall survive the Merger and shall continue in full force and effect in accordance with their terms for a period of not less than six years from the effectiveness of the Merger. Pursuant to the Merger Agreement, Revco will, for a period of six years from the effectiveness of the Merger maintain in effect Big B's current directors' and officers' liability insurance covering those persons who are currently covered by Big B's directors' and officers' liability insurance policy except that, to the extent that such coverage is not obtainable at less than or equal to 225% of the current per annum cost (such 225% amount, the "Maximum Premium"), Revco will be obligated to use its reasonable efforts to purchase only so much coverage as may then be obtained for such amount. Big B represented in the Merger Agreement to Revco that the Maximum Premium is $315,000.

     Conditions to Merger. The Merger Agreement provides that the respective obligations of each party to the Merger Agreement to effect the Merger shall be subject to the satisfaction, prior to the closing of the transactions contemplated by the Merger Agreement, to the following conditions: (a) if required by applicable law, the Merger Agreement and the appropriate Plan of Merger contained therein and the transactions contemplated thereby shall have been approved by the affirmative vote of the Big B shareholders; and (b) no temporary restraining order, preliminary or permanent injunctive or other order issued by any court of competent jurisdiction or other legal restraint or prohibition arising under the authority of any Governmental Entity preventing the consummation of the Merger shall be in effect. The Merger Agreement provides that the obligation of Revco and Sub to effect the Merger are further subject to the condition that there shall not be pending any suit, action or proceeding by any Governmental Entity that has a substantial likelihood of success (other than any suit, action or proceeding pending on the date of consummation of the Offer)
(i) challenging the acquisition by Revco or Sub of any Shares, seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by any Operative Agreement, or seeking to obtain from Big B, Revco or Sub any damages that are material in relation to Big B and its subsidiaries taken as a whole, (ii) seeking to prohibit or limit the ownership or operation by Big B, Revco or any of their respective subsidiaries of any material portion of the business or assets of Big B, Revco or any of their respective subsidiaries, or to compel Big B, Revco or any of their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of Big B, Revco or any of their respective subsidiaries, as a result of the Merger or any of the other transactions contemplated by any Operative Agreement, (iii) seeking to impose limitations on the ability of Revco or Sub to acquire or hold, or exercise full rights of ownership of, any Shares, including, without limitation, the right to vote the Common Stock purchased by it on all matters properly presented to the Big B shareholders or (iv) seeking to prohibit Revco or any of its subsidiaries from effectively controlling in any material respect the business or operations of Big B or its subsidiaries.

     Termination. The Merger Agreement provides that it may be terminated at any time prior to the effectiveness of the Merger, whether before or after approval of matters presented in connection with the Merger by the Big B shareholders:
(a) by mutual written consent of Revco and Big B; (b) by either Revco or Big B:
(i) if, upon a vote at a duly held Shareholders Meeting or any adjournment thereof at which Revco voted all Shares beneficially owned by it in accordance with the Merger Agreement, any required approval of the Big B shareholders shall not have been obtained; provided, however, that Big B shall not have the right to terminate the Merger Agreement pursuant this clause (i) if (A) any Shares beneficially owned on the date of the Merger Agreement by any Shareholder party to the Support Agreement that are not purchased pursuant to the Offer are not voted in favor of the Merger and such approval would have been obtained had all such Shares been so voted or (B) Big B is in violation of any of the provisions above under "Prohibition on Solicitation", "Shareholder Approval; Preparation of Proxy Statement" or "Best Efforts; Notification"; (ii) if, as the result of the failure of any of the conditions set forth in Section 8 of the Supplement, the Offer shall have terminated or expired in accordance with its terms without Sub having purchased any Shares pursuant to the Offer; provided, however, that the right to terminate the Merger Agreement pursuant to the provisions described in this clause (ii) shall not be available to any party whose failure to fulfill any of its obligations under, or breach of any provisions of, any Operative Agreement results in the failure of any such condition; or (iii) if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the purchase of Shares pursuant to the Offer or the Merger and such order, decree, ruling or other action shall have become final and nonappealable; (c) by Big B if (i) Big B shall have given Revco a Notice of Superior Proposal with respect to a Takeover Proposal,

(ii) at least five business days later, the Big B Board shall have determined in good faith (based on the written opinion of R-H or another financial advisor of nationally recognized reputation, which opinion takes into account all the terms of such Takeover Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation) that the terms of such Takeover Proposal are not more favorable to the person or persons making such Takeover Proposal and provide greater present value to all the Big B shareholders, in each case, than the Merger Agreement, the Offer and the Merger taken as a whole in light of any improved terms proposed by Revco or Sub prior to the expiration of such five business day period and (iii) Big B has paid to Revco the Termination Fee as described in "Fees and Expenses" below; or (d) by Revco if it shall have received a Notice of Superior Proposal pursuant to the provisions described in the second paragraph under "Prohibition on Solicitation" above.

     Fees and Expenses. The Merger Agreement provides that, except as provided in the following paragraph, all fees and expenses incurred in connection with the Offer, the Merger, the Merger Agreement and the transactions contemplated by the Operative Agreements will be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated.

     Under the Merger Agreement, Big B will pay to Revco upon demand in cash a fee of $15 million (the "Termination Fee"), payable in same day funds, if: (i) the Merger Agreement is terminated pursuant to the provisions described in clause (b)(ii) under "Termination" above as a result of the failure of any condition described in paragraph (d) (other than clause (ii)(A) thereof), (e) or
(f) of Section 8 of the Supplement; (ii)(v) after the date of the Merger Agreement, any person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) publicly makes a Takeover Proposal or amends a Takeover Proposal made prior to the date of the Merger Agreement, or discloses its intention to do either of the foregoing, in any case (A) at an all-cash price in excess of $17.25 per Share or (B) for non-cash consideration or a combination of cash and non-cash consideration, (w) the Offer remains open for the period contemplated by Section 1 of the Supplement, (x) the Minimum Tender Condition (as defined in
Section 8 of the Supplement) is not satisfied at such expiration date, (y) the Merger Agreement is thereafter terminated pursuant to the provisions described in clause (b)(ii) under "Termination" above, and (z) either (A) the Big B Board, within five business days of being requested to do so by Revco, failed to both reaffirm its recommendation of the Offer and the Merger and recommend rejection of such Takeover Proposal on the grounds that it is not in the best interests of Big B and its shareholders (such request having been made following the making of such Takeover Proposal, such amendment or such public disclosure and at least five business days prior to expiration of the Offer) or (B) within twelve months after such termination Big B enters into a definitive agreement providing for a Takeover Proposal or a Takeover Proposal is consummated; or (iii) the Merger Agreement is terminated pursuant to the provisions described in clause (c) under "Termination" above. The Merger Agreement provides that if it is terminated as a result of a wilful and material breach of the Merger Agreement by Revco or Sub, Revco shall pay Big B in cash, payable in same day funds, $5 million (the "Expenses") in lieu of reimbursement of Big B for all fees and expenses incurred or paid by or on behalf of it or any of its affiliates in connection with the Offer, the Merger or the consummation of any of the transactions contemplated by the Operative Agreements. The Merger Agreement provides that if it is terminated pursuant to the provisions described in clause (b) (ii) under "Termination" above as a result of the failure of the Minimum Tender Condition (except under circumstances described in clause (ii) of the first sentence of this paragraph) or pursuant to the provisions described in clause (d) under "Termination" above, Big B shall pay Revco in cash, payable in same day funds, the Expenses. The Merger Agreement further provides that any amount paid by Big B pursuant to the immediately preceding sentence shall be a credit against any amounts subsequently due from Big B pursuant to clause (ii) of the first sentence of this paragraph.

     Litigation. The Merger Agreement provides that Revco and Big B shall promptly enter into stipulations dismissing without prejudice all litigation currently pending between them or their respective affiliates and representatives, or commenced by or on behalf of any of them in connection with the Offer, and promptly to cause such stipulations to be filed in connection with such litigation. The Merger Agreement provides that each such stipulation shall provide that the relevant litigation shall be deemed to be dismissed with prejudice from and after the effectiveness of the Merger. In addition, the Merger Agreement provides that (a) Big B shall not reinstate (or permit its affiliates or representatives to reinstate) any such litigation so long as Revco and Sub are not in material breach of their respective obligations under the Merger Agreement and (b) each of Revco and Sub shall not reinstate (or permit its affiliates or representatives to reinstate) any such litigation so long as Big B is not in material breach of its obligations under the Merger Agreement.

     Amendment. The Merger Agreement provides that it may be amended by the parties thereto, by action taken or authorized by their respective Boards of Directors, provided, however, that after any approval of the Merger Agreement by the Big B shareholders, no amendment will be made to the Merger Agreement which by laws requires further approval by such shareholders without such further approval.

     THE SUPPORT AGREEMENT. Revco and Sub have entered in a Support Agreement, dated as of October 27, 1996 (the "Support Agreement"), with Anthony J. Bruno, Arthur M. Jones, Sr., Vincent J. Bruno and James A. Bruno, each of whom is an officer and a director of Big B. The following is a summary of certain provisions of the Support Agreement. Such summary is qualified in its entirety by reference to the Support Agreement, a copy of which is filed as Exhibit 21 hereto and is incorporated herein by reference.

     Revco and Sub entered into the Support Agreement with Anthony J. Bruno, Arthur M. Jones, Sr., James A. Bruno, Vincent J. Bruno and certain entities associated with Vincent J. Bruno (collectively, the "Shareholders"). Pursuant to the Support Agreement, the Shareholders have agreed that at any meeting of shareholders called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval with respect to the Merger and the Merger Agreement is sought, such Shareholder shall vote (or cause to be voted) all Shares then beneficially owned by such Shareholder in favor of the Merger, the adoption by Big B of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement. The Support Agreement further provides that at any meeting of shareholders or at any adjournment thereof or in any other circumstances upon which such Shareholder's vote, consent or other approval is sought, such Shareholder shall vote (or cause to be voted) all Shares then beneficially owned by such Shareholder against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Big B or any other Takeover Proposal, (ii) any amendment of Big B's Articles of Incorporation or By-laws or other proposal or transaction that could impede, interfere with, prevent or materially delay the Merger or that could reasonably be expected to dilute materially the benefits to Revco or Sub of the transactions contemplated by the Merger Agreement and (iii) against any candidate for election to the Big B Board not approved by Revco.

     There are 1,187,486 Shares (the "Subject Shares"), representing approximately 6.3% of the outstanding Shares, which are covered by the terms of the Support Agreement. The Shareholders have also agreed that they will not (i) sell, transfer, pledge assign or otherwise dispose of, or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the sale, transfer, pledge, assignment or other disposition of, the Subject Shares to any person (A) other than Sub or the Sub designee or (B) by operation of law upon the death of such Shareholder or (ii) enter into any voting agreement, whether by proxy, voting agreement or otherwise, in connection, directly or indirectly, with any Takeover Proposal.

     The Support Agreement provides that a Shareholder shall not, nor shall it permit any investment banker, attorney or other advisor or representative of such Shareholder to, (i) directly or indirectly solicit, initiate or encourage the submission of, any Takeover Proposal or (ii) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal. In the Support Agreement each Shareholder also grants to Revco, with full power of substitution, a proxy covering all the Subject Shares of such Shareholder to vote such Subject Share in accordance with the requirements of the Support Agreement. The proxy is coupled with an interest and is irrevocable to the maximum extent permitted by Alabama law. The obligations of the Shareholders under the Support Agreement, including the proxy granted pursuant to the Support Agreement, terminate on the termination of the Merger Agreement; provided, however, that, if any Shareholder fails to comply with its obligations under the Support Agreement to vote (or cause to be voted) all Shares then beneficially owned by such Shareholder in favor of the Merger, the adoption by Big B of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement, the obligations of such Shareholder under the Support Agreement described above shall not terminate until the third anniversary of the date of the Support Agreement.

     Arthur M. Jones, Sr. and James A. Bruno have informed Revco and Big B that they intend to tender their Shares in the Offer. Because of restrictions imposed by Section 16 of the Exchange Act, Anthony J. Bruno, Vincent J. Bruno and certain related entities, holding in the aggregate approximately 11% of the outstanding Shares (which includes the 1,187,486 Subject Shares), have informed Revco that they do not expect to tender their Shares pursuant to the Offer.

ITEM 4. THE SOLICITATION AND RECOMMENDATION

     (a) AND (b). Beginning on September 23, 1996, Big B entered into confidentiality agreements (collectively, the "Confidentiality Agreements") with a number of parties (other than Revco) which had expressed interest in developing acquisition proposals for Big B. Pursuant to the Confidentiality Agreements, Big B provided certain confidential financial information to each such interested party.

     On October 3, 1996, Big B and Revco entered into a confidentiality agreement (the "Revco Confidentiality Agreement") which differed in various respects from the Confidentiality Agreements. Beginning on October 4, 1996, Big B communicated to the various parties which had previously executed the Confidentiality Agreements Big B's offer to revise such agreements to conform with the terms of the Revco Confidentiality Agreement. The majority of parties that had entered into Confidentiality Agreements subsequently amended such agreements consistent with the foregoing.

     Following the execution of the Revco Confidentiality Agreement, Big B made available to Revco the confidential information that had been made available to the parties that had previously executed Confidentiality Agreements.

     Beginning on October 7, 1996, Revco and several other parties which had executed Confidentiality Agreements and which had at that date continued to express an interest in developing acquisition proposals for Big B (the "Interested Parties") were provided additional information about Big B, including through data room visits and access to Big B management. On October 14, 1996, officers and representatives of Revco met with Arthur M. Jones, Sr., President of Big B, and reviewed documents and other information made available by Big B as part of Revco's due diligence investigation of Big B.

     On October 15, 1996, R-H on behalf of Big B sent a letter to each of the Interested Parties that advised that any party interested in acquiring Big B should submit a written bid and a proposed form of merger agreement to R-H not later than 5:00 p.m., Atlanta time, on Friday, October 25, 1996. Such letter also stated that Big B's legal advisors would be available before that time to discuss with the legal advisors for any Interested Party certain legal issues in connection with any proposed acquisition transaction, including the proposed terms of any potential merger agreement.

     Between October 15, 1996 and October 25, 1996, Big B's legal advisors had general discussions with the legal advisors for several of the Interested Parties (including Revco's legal advisors) regarding such legal issues and the proposed terms of a potential merger agreement.

     On the evening of October 25, 1996, Big B received and, together with its financial and legal advisors, reviewed proposals from Revco and one other Interested Party (together, the "Bidding Parties"). Big B had previously heard from the remaining Interested Parties that such Interested Parties would not be submitting proposals to Big B. Revco's proposal, which was subject to the negotiation of a definitive merger agreement, proposed a transaction in which each Big B shareholder would receive cash consideration of $17.00 per Share. The proposal from the other Bidding Party, which was also subject to the negotiation of a definitive merger agreement, proposed cash consideration in excess of $17.00 for each Share.

     Late in the evening of October 25, 1996, R-H on behalf of Big B sent a letter by facsimile to Revco and the other Bidding Party in which each Bidding Party was invited to come to Birmingham, Alabama the next morning to discuss its proposal with a view to developing such party's final and best proposal to be submitted to the Big B Board for its consideration over the weekend. In the same letter, Revco and the other Bidding Party were advised that it was expected that the Big B Board would approve a merger transaction over the course of the weekend and that any merger agreement entered into by Big B following such approval would likely provide for a termination fee (together with reimbursement of expenses) in the range of $15-20 million, such amount to be payable by Big B, in the event that Big B terminates the merger agreement to accept a superior offer to acquire Big B, or the transactions contemplated by the merger agreement fail to be completed by reason of a competing offer to acquire Big B. R-H then communicated with each Bidding Party by telephone to confirm receipt of such letter and to determine such party's intentions with respect to travelling to Birmingham.

     On October 26, 1996, Big B's financial and legal advisors conferred with, either in person or by telephone, representatives of Revco and the other Bidding Party and discussed various provisions of the proposed merger agreements.

     On October 27, 1996, Big B's advisors continued to negotiate with Revco's advisors concerning the provisions of Revco's proposed merger agreement and encouraged Revco to submit its best bid before 2:00 p.m., Birmingham time, when the Big B Board was scheduled to meet. Prior to the meeting of the Big B Board, Revco revised its proposal to include cash consideration of $17.25 for each Share. Also prior to the meeting of the Big B Board, the other Bidding Party advised the representatives of Big B that it had withdrawn its proposal to acquire Big B.

     In the afternoon of October 27, 1996, the Big B Board met to review and consider, with the assistance of Big B's management and financial and legal advisors, the events since October 25, 1996 and the results of the negotiations with Revco and the other Bidding Party. After full consideration of such matters, including the terms of the Offer, the Merger Agreement and the Support Agreement, the Big B Board then (i) approved the terms of the Merger Agreement and authorized the execution and delivery thereof, (ii) determined that the Offer and the Merger, taken together, are fair to and in the best interests of Big B shareholders, and (iii) determined to recommend that Big B shareholders tender their Shares pursuant to the Offer and, to the extent required by applicable law, approve the Merger, the Merger Agreement and the transactions contemplated thereby. In connection with the foregoing, the Big B Board authorized an amendment to the Rights Agreement in order to exempt Revco, Sub and any of their subsidiaries from being deemed an Acquiring Person for purposes of such agreement by reason of (i) the acquisition of Shares pursuant to the Offer and the Merger as contemplated by the Merger Agreement or (ii) any deemed beneficial ownership arising pursuant to the Support Agreement. A copy of the Amendment to the Rights Agreement is filed hereto as Exhibit 22 and is incorporated herein by reference.

     On October 28, 1996, Big B and Revco announced that they had entered into the Merger Agreement. By virtue of such announcement, the "standstill" provisions in each of the Confidentiality Agreements ceased to be in effect.

     ACCORDINGLY, THE BIG B BOARD UNANIMOUSLY RECOMMENDS THAT BIG B SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     A copy of a letter to the Big B shareholders communicating the Big B Board's recommendation is filed hereto as Exhibit 23 and is incorporated herein by reference.

     In reaching its conclusions and the recommendations described above, the Big B Board considered a number of factors in addition to those described, including, among other things, the following:

          (i) the financial and other terms and conditions of the Offer, the Merger, the Merger Agreement and the Support Agreement;

          (ii) the written opinion of R-H, dated October 27, 1996 (the "R-H Opinion"), that the cash consideration to be received by the holders of Shares (other than Revco and its affiliates) pursuant to the Offer and the Merger is, taken as a whole, fair to such holders from a financial point of view. A copy of the R-H Opinion is filed as Exhibit 24 hereto and is incorporated herein by reference. Such opinion should be read in its entirety for a description of the procedures followed, assumptions and qualifications made, matters considered and limitations on the review undertaken by R-H;

          (iii) the fact that the consideration to be received by the Big B shareholders pursuant to the Offer and the Merger represents a 15% premium over the $15.00 per Share offer price in the Original Offer and a substantial premium over the trading range for the Shares during the period prior to September 8, 1996, the date on which Revco and Sub announced its intention to commence the Original Offer;

          (iv) the recommendation of Big B's management that the Offer, the Merger and the Merger Agreement be approved; and

          (v) the belief of the Big B Board that, in view of the number of parties canvassed by R-H and the number of parties who participated in the process and received information with respect to Big B, it was unlikely that any party potentially interested in submitting a proposal to acquire Big B and who was financially able to do so had not been afforded the opportunity to do so;

          (vi) the fact that, if required by the fiduciary duties of the Big B Board under Alabama law, Big B could (x) approve or recommend a tender offer competing with the Offer or (y) terminate the Merger Agreement and enter into a definitive acquisition agreement with another party, in connection with a transaction which is financially superior to the Offer and the Merger, provided that under the circumstances described in the Merger Agreement, Big B could pay Revco a termination fee of up to $15 million (see "The Merger Agreement -- Fees and Expenses" in Item 3 above);

          (vii) the Big B Board's knowledge of Big B's business and financial condition and its long-term strategic plan and future prospects.

     The foregoing discussion of the information and factors considered and given weight by the Big B Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Big B Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Big B Board may have given different weights to different factors.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) AND (b). Pursuant to the Support Agreement, Anthony J. Bruno, Arthur M. Jones, Sr., Vincent J. Bruno and James A. Bruno, each an officer and director of the Company, and certain related entities have agreed to vote an aggregate of 1,187,486 Shares owned by them (representing approximately 6.3% of the outstanding Shares) in favor of the Merger, to vote their Shares against any competing merger or business combination proposal or any other proposal that could impede the Merger, to not sell or transfer their Shares to anyone other than Sub or its designee (other than by operation of law) and to not solicit any Takeover Proposal (as defined in the Merger Agreement). In addition, such persons and entities have granted to Sub an irrevocable proxy to vote their Shares in accordance with the foregoing. See "The Support Agreement" under Item 3 above.

     Because of restrictions imposed by Section 16 of the Exchange Act, Anthony
J. Bruno, Vincent J. Bruno and certain related entities do not expect to tender their Shares in the Offer but expect to receive the cash consideration in the Merger in exchange for their Shares. Except as described in the preceding sentence, all of the directors and executive officers of Big B currently intend to tender all of their Shares in the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) AND (b). As described under Item 3 above, Big B has agreed in the Merger Agreement not to engage in certain activities in connection with any proposal to engage in a business combination with, or acquire an interest in or assets of, Big B. See "The Merger Agreement -- Prohibition on Solicitation" in
Item 3 above.

     Except in accordance with the exercise of fiduciary duties as advised by counsel as described under Item 3 hereof, Big B does not presently intend to undertake any negotiations in response to the Offer which relate to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving Big B or any of its subsidiaries; (ii) a purchase, sale or transfer of a material amount of assets by Big B or any of its subsidiaries; (iii) a tender offer for or other acquisition of securities by or of Big B; (iv) any material change in the present capitalization or dividend policy of Big B.

     Except as described herein, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     Pursuant to the Merger Agreement, Big B and Revco have agreed to dismiss without prejudice all litigation currently pending between them or their respective affiliates or representatives. See "The Merger
Agreement -- Litigation" under Item 3 above.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

     The following Exhibits are filed herewith:

    Exhibit 20:   Agreement and Plan of Merger, dated as of October 27, 1996, among Big B,
                  Inc., Revco D.S., Inc. and RDS Acquisition Inc.
    Exhibit 21:   Support Agreement, dated as of October 27, 1996, among Revco D.S., Inc., RDS
                  Acquisition Inc. and the parties listed on Schedule A thereto
    Exhibit 22:   Amendment to Rights Agreement, dated as of October 27, 1996
    Exhibit 23:   Letter to Shareholders of Big B, Inc., dated October 30, 1996*
    Exhibit 24:   Opinion of The Robinson-Humphrey Company, Inc., dated October 27, 1996.**

---------------

 * Included in Amendment No. 8 to Schedule 14D-9 mailed to shareholders.

** Included as Annex B in Amendment No. 8 to Schedule 14D-9 mailed to shareholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

                                          BIG B, INC.

                                          By:    /s/ Arthur M. Jones, Sr.
                                          Name:  Arthur M. Jones, Sr.
                                          Title: President and Chief
                                                 Operating Officer
Dated: October 30, 1996

                                                                         ANNEX A

                 INFORMATION PROVIDED PURSUANT TO SECTION 14(f)
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER

GENERAL

     This information is being furnished in connection with the designation by RDS Acquisition, Inc. ("Sub"), pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated October 27, 1996, by and among Big B, Inc. ("Big B"), Revco D.S., Inc. ("Revco") and Sub, of persons to be elected to the Board of Directors of Big B (the "Big B Board") other than at a meeting of the shareholders of Big B. The Merger Agreement is more fully described under Item 3 of Amendment No. 8 to Big B's Schedule 14D-9 ("Amendment No. 8"), of which this Annex A is a part. Capitalized terms used and not defined in this Annex A have the meanings assigned to them in Amendment No. 8.

THE SUB DESIGNEES

     Pursuant to the Merger Agreement, subject to compliance with applicable law, promptly upon the payment by Sub for Shares pursuant to the Offer, and from time to time thereafter, Sub will be entitled to designate such number of directors (the "Sub Designees"), rounded up to the next whole number, on the Big B Board as is equal to the product of the total number of directors on the Big B Board (determined after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Sub or any other subsidiary of Revco bears to the total number of fully diluted Shares then outstanding; provided, however, that in the event that Sub Designees are appointed or elected to the Big B Board, until the Effective Time of the Merger such Big B Board shall have at least three directors who are directors on the date of the Merger Agreement (the "Continuing Directors") and, in such event, if the number of Continuing Directors shall be reduced below three for any reason whatsoever, any remaining Continuing Directors shall be entitled to designate persons to fill such vacancies who shall be deemed to be Continuing Directors for purposes of the Merger Agreement or, if no Continuing Directors then remain, the other directors shall designate three persons to fill such vacancies who shall not be officers, shareholders or affiliates of Big B, Revco or Sub, and such persons shall be deemed to be Continuing Directors for purposes of the Merger Agreement. Big B shall, upon request of Sub, promptly take all actions necessary to cause the Sub Designees to be so elected, including, if necessary, seeking the resignations of one or more existing directors.

     It is expected that on the date that Sub accepts for payment and purchases Shares under the Offer, Big B will promptly take such other action as necessary to enable the Sub Designees to be elected to the Big B Board.

     Set forth in the table below are the name, age, present principal occupation or employment and business address for each of the persons who may be designated by Sub as the Sub Designees. Unless otherwise indicated, the business address for each individual listed below is 1925 Enterprise

Parkway, Twinsburg, Ohio 44087. Each of the individuals listed below is a citizen of the United States.

    NAME, AGE AND                   PRESENT PRINCIPAL OCCUPATION OF EMPLOYMENT
   BUSINESS ADDRESS                      AND FIVE-YEAR EMPLOYMENT HISTORY
----------------------  -------------------------------------------------------------------
D. Dwayne Hoven (55)    Director, Revco; Chief Executive Officer, Revco (since August
                        1993); President, Revco (since July 1992); Chief Operating Officer,
                        Revco (July 1992 to August 1993); Executive Vice President,
                        Marketing and Stores, Revco (December 1991 to July 1992); Member of
                        interim office of President, Revco (June 1992 to July 1992);
                        Executive Vice President of Stores, Revco (July 1989 to December
                        1991); Senior Vice President of Distribution, Revco (January 1988
                        to June 1989); Director, OfficeMax, Inc.; Selected (effective
                        August 27, 1992) to become member of Revco Board to fill vacancy.
Carl A. Bellini (62)    Director, Revco; Executive Vice President and Chief Operating
                        Officer, Revco (since October 1993); Executive Vice President,
                        Marketing and Stores, Revco (August 1992 to October 1993); Acting
                        Chief Operating Officer; Standard Brands Paint Co. (December 1991
                        to April 1992); President and Chief Operating Officer, Erol's, Inc.
                        (June 1989 to June 1991); Executive Vice President, Store
                        Operations, Revco (December 1987 to June 1989); Selected (effective
                        August 1, 1994) to become member of Revco Board to fill vacancy.
Brian P. Carney (36)    Senior Vice President, Finance, Revco (since May 1996); Vice
                        President and Controller, Revco (June 1992 to May 1996); director of general accounting, Revco (October 1989 to June 1992); Manager,
                        Arthur Andersen & Co. (prior to October 1989).
Jack A. Staph (51)      Senior Vice President, Secretary and General Counsel, Revco (since
                        December 1986); Member, interim office of President, Revco (June
                        1992 to July 1992); Member, legal staff, Revco (over ten years prior to June 1986).
Paul N. Harris (38)     Assistant Secretary, Revco (since July 1993); Senior Counsel, Revco
                        (July 1988 to July 1993).

     Any other officer of Revco or Sub listed in Schedule I to the Offer to Purchase dated September 10, 1996, filed as an exhibit to the combined Tender Offer Statement on Schedule 14D-1 and Statement on Schedule 13D, as amended, of Revco and Sub may also be designated by Sub as a Sub Designee. The information with respect to the Sub Designees has been supplied by Sub for inclusion herein.

CERTAIN INFORMATION CONCERNING BIG B

     As of October 24, 1996, there were approximately 18.8 million Shares outstanding and approximately 22.2 million Shares outstanding on a fully diluted basis. Each Share that is outstanding as of the close of business on any applicable record date for any matter to be acted upon by shareholders is entitled to one vote on such matter. The Big B Board consists of seven members.

THE CURRENT MEMBERS OF THE BIG B BOARD AND EXECUTIVE OFFICERS OF BIG B

     To the extent that the Big B Board will consist of persons who are not among the Sub Designees, the Big B Board is expected to consist of persons who are currently directors of Big B who have not resigned.

     The following tables set forth as to each director, his or her age, principal occupation, business experience and the period during which each has served as a director of Big B.

ANTHONY J. BRUNO                                Director since 1979
Chairman of the Board,                          Age 69
Chief Executive Officer

Mr. Bruno has served as Chairman of the Board and Chief Executive Officer of Big B since 1993 and served as President of Big B from 1979 to 1993.

ARTHUR M. JONES, SR.                            Director since 1981
President,                                      Age 48
Chief Operating Officer

Mr. Jones has served as President and Chief Operating Officer of Big B since 1993 and served as Executive Vice President and Secretary/Treasurer from 1981 to 1993.

VINCENT J. BRUNO                                Director since 1981
Senior Vice President,                          Age 53
Purchasing and Advertising

Mr. Bruno has served as Senior Vice-President of Purchasing and Advertising of Big B since 1981.

JAMES A. BRUNO                                  Director since 1993
Executive Vice President,                       Age 35
Secretary

Mr. Bruno has served as Executive Vice-President of Big B since 1995 and as Secretary of Big B since 1993. He also served as Vice-President of Marketing of Big B from 1987 to 1995.

RICHARD COHN                                    Director since 1981
Attorney, Sirote & Permutt, P.C.                Age 53

Mr. Cohn has served as counsel for Big B since 1981.

CHARLES A. MCCALLUM, D.M.D., M.D.               Director since 1993
Professor of Medicine and Dentistry,            Age 69
University of Alabama at Birmingham ("UAB")

Mr. McCallum served as President of UAB from 1987 to 1993.

SUSAN W. MATLOCK                                Director since 1995
Executive Director, Birmingham                  Age 49
Business Assistance Network

STOCK OWNERSHIP OF CERTAIN BENEFICIAL HOLDERS

     As of October 28, 1996, Revco and Sub beneficially owned an aggregate amount of 2,377,486 Shares, constituting approximately 12.7% of the total outstanding Shares of Big B. That figure includes Revco and Sub's deemed beneficial ownership of 1,187,486 Shares pursuant to a Support Agreement, dated as of October 27, 1996, between Revco and Sub and Anthony J. Bruno, Arthur M. Jones, Sr., James A. Bruno, Vincent J. Bruno and certain entities related to Vincent J. Bruno.

     According to publicly available information, the following individuals and entities (other than the officers and directors of Big B whose ownership is disclosed below and Revco and its affiliates) beneficially own 5% or more of the outstanding shares:

                                                               COMMON STOCK BENEFICIALLY OWNED
                          OWNER                             --------------------------------------
                     NAME AND ADDRESS                       NUMBER OF SHARES   PERCENTAGE OF CLASS
----------------------------------------------------------  ----------------   -------------------
RCM Capital Management....................................      1,534,000              8.2%
RCM Limited L.P.
RCM General Corporation
  Four Embarcadero Center
Suite 3000
San Francisco, CA 94111
The Prudential Insurance Company of America...............        943,200              5.0%
  Prudential Plaza
  Newark, NJ 07102-3777

STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

     As of October 29, 1996, the directors and officers of Big B, as a group (12 persons), beneficially owned 2,455,930 Shares (of which 31,250 Shares are represented by options which are exercisable within sixty days by members of the group under Big B's Employee Stock Option Plan), constituting approximately 13.1% of the total outstanding Shares of Big B. Set forth in the following table is information concerning the beneficial ownership of Big B's Shares by certain of its executive officers on October 29, 1996. Except as set forth above, under "Stock Ownership of Certain Beneficial Owners," Big B knows of no person (excluding officers and directors of Big B) who may be deemed to own beneficially more than 5% of the outstanding Shares of Big B.

                                                                 SHARES BENEFICIALLY OWNED
                                                        --------------------------------------------
                                                        NUMBER OF SHARES(1)      PERCENTAGE OF CLASS
                                                        -------------------      -------------------
Anthony J. Bruno.....................................          841,129                   4.5%
Arthur M. Jones, Sr..................................           84,080                    .5%
Vincent J. Bruno.....................................        1,332,530                   7.1%
James A. Bruno.......................................           77,484                    .4%
Bobby W. Little......................................           35,875                    .2%

---------------

(1) The amounts shown represent the total Shares beneficially owned by such individuals together with Shares which are issuable upon the exercise of all stock options which are currently exercisable. Specifically, the following individuals have the right the acquire the Shares indicated after their names, upon exercise of such options: Arthur M. Jones, Sr., 11,000; Vincent
    J. Bruno, 3,500; and James A. Bruno, 5,000, and all officers and directors as a group, 31,250.

     Vincent J. Bruno is the nephew of Anthony J. Bruno. James A. Bruno is the son of Anthony J. Bruno. These three individuals beneficially own, in the aggregate, 2,251,148 Shares (of which 12,500 Shares are represented by options exercisable within sixty days by Vincent J. Bruno and James A. Bruno under Big B's Employee Stock Option Plan), constituting approximately 12.0% of the total outstanding Shares of Big B.

COMMITTEES OF THE BIG B BOARD

     Audit Committee. The Audit Committee consists of three non-employee directors: Susan W. Matlock, Richard Cohn and Charles A. McCallum, D.M.D., M.D. The Committee, which met once during the past year, has the primary functions of recommending independent accountants to be engaged by Big B, reviewing the scope and results of the independent accountants' examinations of Big B's financial statements, and examining Big B's accounting practices and procedures and internal accounting controls.

     Compensation Committee. The Compensation Committee consists of three non-employee directors: Richard Cohn, Charles A. McCallum, D.M.D., M.D. and Susan W. Matlock. The Compensation Committee, which held one meeting during the past year, reviews and approves salaries and benefits for the executive officers of Big B.

     Nominating Committee. Big B does not have a nominating committee.

MEETINGS; DIRECTOR COMPENSATION AND BENEFITS

     The Big B Board held four meetings during the 1995 fiscal year. No incumbent director attended fewer than 75% of the aggregate number of Big B Board and committee meetings on which such Big B Board member served. Directors fees of $1,000 each for the Big B Board meetings attended were paid to each non-employee Director of Big B. Big B allows non-employee Directors to elect to be paid Director fees in Shares of Big B, and all of the non-employee Directors have elected to be paid in Shares. On October 27, 1996, the Big B Board approved a payment of $10,000 to each of Charles A. McCallum and Susan W. Matlock as special compensation in exchange for the substantial additional services rendered and expected to be rendered by such individuals in connection with the extraordinary events surrounding the Offer and the Merger, the Big B Board's consideration of and response to the Offer and the Merger, and the Big B Board's consideration of alternatives to maximizing shareholder value.

                             EXECUTIVE COMPENSATION

COMPENSATION TO EXECUTIVE OFFICERS

     The following table is a summary of certain information concerning the compensation earned by Big B's chief executive officer and each of the other four most highly compensated executive officers.

                                                                                   LONG-TERM
                                                    ANNUAL COMPENSATION           COMPENSATION
                                            -----------------------------------   ------------
                                                                      OTHER          NO. OF
                                                                      ANNUAL       SECURITIES      ALL OTHER
                                                                   COMPENSATION    UNDERLYING     COMPENSATION
          NAME/POSITION             YEAR     SALARY      BONUS         (1)          OPTIONS           (2)
          -------------             ----    --------    --------   ------------   ------------    ------------
Anthony J. Bruno                    1996    $266,000    $     --           --            --         $523,000
Chairman of the Board               1995     256,000      98,000           --            --           45,000
CEO                                 1994     244,000     125,000           --            --           48,000
Arthur M. Jones, Sr.                1996     216,000          --     $ 41,000        22,000           60,000
President and                       1995     205,000      79,000       32,000            --           29,000
Chief Operating Officer             1994     185,000     100,000       11,000        18,000           24,000
James A. Bruno                      1996     140,000          --       30,000        10,000           19,000
Executive Vice President;           1995     107,000      47,000           --            --            9,000
Secretary                           1994      82,000      43,000           --         7,000            8,000
Vincent J. Bruno                    1996     127,000          --       38,000         7,000           68,000
Senior Vice President               1995     120,000      46,000           --            --           27,000
of Purchasing and                   1994     114,000      59,000       40,000         8,000           30,000
Advertising
Bobby W. Little                     1996     118,000          --       16,000         7,000           54,000
Senior Vice President               1995     109,000      42,000       12,000            --           25,000
of Store Operations                 1994     101,000      53,000           --         7,000           21,000

---------------

(1) Reflects amounts reimbursed by Big B for the payment of taxes resulting from the exercise of stock options issued under Big B's Employee Stock Option Plan. No amounts for executive perquisites and other personal benefits, securities or property are shown because the aggregate dollar amount per executive is the lesser of either $50,000 or 10% of annual salary and bonus.

(2) The amounts listed in this column represent (i) Big B's contributions under its Profit Sharing Plan for the benefit of the following executives for 1996, 1995, and 1994: Anthony J. Bruno $6,000, $6,000 and $6,000; Arthur M.
    Jones, Sr. $6,000, $6,000 and $6,000; James A. Bruno $6,000, $5,000 and
    $4,000; Vincent J. Bruno $4,000, $6,000 and $6,000; and Bobby W. Little $6,000, $4,000 and $4,000; (ii) amounts accrued by Big B in 1996, 1995, and
    1994 under Employment and Deferred Compensation Agreements to provide future retirement benefits for its executives as follows: Anthony J. Bruno $390,000, $20,000 and $25,000; Arthur M. Jones, Sr. $47,000, $20,000 and
    $25,000; James A. Bruno $10,000, $2,000 and $2,000; Vincent J. Bruno
    $56,000, $18,000 and $21,000; and Bobby W. Little $40,000, $18,000 and
    $14,000; and (iii) annual premiums paid by Big B on life insurance provided by Big B in 1996, 1995 and 1994 for the benefit of its executives as follows: Anthony M. Jones, Sr. $7,000, $3,000 and $3,000; James A. Bruno $3,000, $2,000 and $2,000; Vincent J. Bruno $8,000, $3,000 and $3,000; and
    Bobby W. Little $8,000, $3,000 and $3,000.

COMPENSATION REPORT

     Big B's Compensation Committee has established for executives specific compensation policies which seek to enhance the profitability of Big B with an appropriate balance between long-term and short-term profitability goals and to assure the ability of Big B to attract and retain executive employees with compensation packages competitive in the marketplace.

     The compensation program of Big B seeks specifically to motivate the executives of Big B to achieve objectives which benefit Big B within their respective areas of responsibility, with particular emphasis, in the following order of priority, on the ultimate realization of profits for Big B, continued growth in revenues, and control over operating expenses through the achievement of operating efficiencies.

     The key elements of Big B's compensation program include base compensation, an incentive bonus, a Stock Option Plan and retirement benefits typically offered to executives of similar businesses.

     Big B has also sought to align the interests of the executives with the long-term interests of the shareholders through its Stock Option Plan and an attractive deferred compensation plan for the executives.

     The fiscal 1996 compensation of Anthony J. Bruno, Big B's Chief Executive Officer, was based on a review of salaries paid by other retail drug companies of a similar size to that of Big B, taking into account the successful performance of Big B during the preceding year and the leadership provided by him in his role as CEO. The base salaries of all of the executives are set on a general and subjective basis after a review of certain factors, including salaries paid by other retail drug companies of a similar size to that of Big B for executives of similar experience and skills, the overall performance by each executive during the preceding year, Big B's financial performance during the preceding year, and any changes in the scope of the executive's responsibilities from the preceding year. In addition to base salary, each executive, including the CEO, may earn a cash bonus of up to 50% of base pay if certain earnings objectives, established at the beginning of each fiscal year, are achieved with the maximum potential bonus being reduced in proportion to any shortfall in these set earnings objectives.

STOCK OPTION GRANTS

                   PRIVATE OPTION GRANTS IN LAST FISCAL YEAR

                                                                                    POTENTIAL VALUE
                                                                                       AT ASSUMED
                                          % OF TOTAL                                    RATES OF
                                            OPTIONS                                   STOCK PRICE
                                          GRANTED TO     EXERCISE                     APPRECIATION
                               OPTIONS     EMPLOYEES      OR BASE                      FOR OPTION
                               GRANTED     IN FISCAL       PRICE      EXPIRATION       TERMS (2)
     NAME                      (#)(1)        YEAR        ($/SHARE)       DATE            5%($)          10%($)
     ----                      -------    -----------    ---------    ----------    ----------------    -------
Anthony J. Bruno.............       0           0              0             --               --             --
Arthur M. Jones, Sr..........  22,000         22%          10.00        1/31/98          156,000        212,000
Vincent J. Bruno.............   7,000          7%          10.00        1/31/98           50,000         67,000
James A. Bruno...............  10,000         10%          10.00        1/31/98           71,000         96,000
Bobby W. Little..............   7,000          7%          10.00        1/31/98           50,000         67,000
Total........................  46,000         46%                                        327,000        442,000

---------------

(1) All options outstanding were issued under Big B's Employee Stock Option Plan. Options are exercisable 50% on January 31, 1996, and 50% on January 31, 1997, at a price of $10.00 per share, with the options expiring January 31, 1988.

(2) Based upon the market price on the date of grant and an annual appreciation at the rate stated of such market price through the expiration date of such options. The dollar amounts under these columns are the result of calculations at the 5% and 10% rates set by the SEC and, therefore, are not intended to forecast possible future appreciation, if any, of Big B's Share price. Big B did not use an alternative formula for a grant date valuation, as Big B is not aware of any formula which will determine with reasonable accuracy a present value based on future unknown or volatile factors.

AGGREGATE OPTION EXERCISES AND OPTION VALUES

     The following table shows information concerning the exercise of stock options during the fiscal year 1996 by each of the named executive officers and the fiscal year-end value of unexercised options.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                            AND FY-END OPTION VALUES

                                                 NUMBER OF          NUMBER OF         VALUE OF       VALUE OF
                                                SECURITIES         SECURITIES       UNEXERCISED    UNEXERCISED
                                                UNDERLYING         UNDERLYING       IN-THE-MONEY   IN-THE-MONEY
                       SHARES                   UNEXERCISED        UNEXERCISED        OPTIONS        OPTIONS
                      ACQUIRED      VALUE         OPTIONS            OPTIONS         AT FY-END      AT FY-END
                     ON EXERCISE   REALIZED      AT FY-END          AT FY-END           ($)            ($)
NAME                     (#)         ($)      (#) EXERCISABLE   (#) UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
----                 -----------   --------   ---------------   -----------------   ------------   ------------
Anthony J. Bruno.....         0           0             0                  0                0             0
Arthur M. Jones, Sr..    16,000     135,000        17,000             11,000           17,000             0
Vincent J. Bruno.....     8,000      75,000        13,500              3,500           29,000             0
James A. Bruno.......     7,000      60,000         9,000              5,000           12,000             0
Bobby W. Little......     3,500      32,000         3,500              3,500                0             0
                                                                                                          -
                        ------      -------        ------             ------           ------
  Total..............    34,500     302,000        43,000             23,000           58,000             0
                        ======      =======        ======             ======           ======             =

TREATMENT OF STOCK OPTIONS IN THE MERGER

     Pursuant to the Merger Agreement, as soon as practicable following the date of the Merger Agreement, the Big B Board (or, if appropriate, any committee administering the Stock Plans (as defined below)) shall adopt such resolutions or take such other actions as are required to adjust the terms of all outstanding employee stock options to purchase Shares ("Employee Options") and all outstanding stock appreciation rights ("SARs") heretofore granted under any stock option or stock appreciation rights plan, program or arrangement of Big B (collectively, the "Stock Plans") to provide that each vested and unvested Employee Option (and any SAR related thereto) outstanding immediately prior to the acceptance for payment of Shares pursuant to the Offer shall be cancelled in exchange for a cash payment by Big B immediately prior to the effectiveness of the Merger of an amount equal to (i) the excess, if any, of (x) the Offer Price over (y) the exercise price per Share subject to such Employee Option, multiplied by (ii) the number of Shares for which such Employee Option shall not theretofore have been exercised (the "Option Consideration").

     The Merger Agreement provides that the Stock Plans shall terminate as of the effectiveness of the Merger, and the provisions in any other Benefit Plan providing for the issuance, transfer or grant of any capital stock of Big B or any interest in respect of any capital stock of Big B shall be deleted as of the effectiveness of the Merger, and Big B shall ensure that following the effectiveness of the Merger no holder of an Employee Option or SAR or any participant in any Stock Plan or other Benefit Plan shall have any right thereunder to acquire any capital stock of Big B or the Surviving Corporation.

RETIREMENT PLANS

     Profit Sharing 401(k) Retirement Plan. Big B maintains a profit sharing cash and deferred retirement plan (the "Plan") pursuant to Section 401(k) of the Internal Revenue Code of 1986, as amended. All employees who are not eligible to participate in a union-sponsored or co-sponsored qualified retirement plan will participate after one year of service and attainment of age 21.

     Big B may make discretionary contributions in an amount determined annually by the Big B Board. Company contributions are allocated to each participant on the basis of compensation. Participants may make contributions to the Plan on a payroll deduction basis and Big B may make matching contributions on behalf of each participant. A separate salary reduction account and matching employer contribution account are maintained for each participant. All contributions are paid to NationsBank, as Trustee, to hold, invest and reinvest the funds. All accounts are vested at retirement, death or disability. Upon any other termination of employment, matching and discretionary contributions are vested after the fifth year of service. Subject to certain restrictions and tax penalties, participants may make early withdrawals from their salary reduction accounts.

     Revco acknowledges in the Merger Agreement that, in connection with the Plan, for the fiscal year ending February 1, 1997, Big B shall make a discretionary contribution for such fiscal year in an aggregate amount of $3,100,000.

     Severance Agreements. The executive officers of Big B are parties to Employment Continuity Agreements (the "Severance Agreements") with Big B. Under the terms of the Severance Agreements, a participating executive will generally become entitled to receive benefits if the executives employment is terminated by Big B for "Good Reason" or by Big B without "Cause" within two years following a "Change of Control." For purposes of the Severance Agreements, a "Change of Control" is deemed to include (i) any acquisition of Shares if the acquiring person would thereafter be the beneficial owner of 25% or more of Big B's voting Shares, (ii) a merger or consolidation of Big B in which Big B is not the surviving corporation, (iii) a sale or exchange of all or substantially all of the property and assets of Big B, or (iv) any change over a two-year period or less in a majority of the Big B Board that is not approved by 2/3 of the Directors either in office at the commencement of such two-year period or who were elected with the approval of a majority of Directors in office at the commencement of such two-year period. The term "Cause" is defined to mean the commission of certain crimes or a willful breach of duty if such neglect is not cured within 30 days of notice. An executive's termination of employment is deemed for "Good Reason" if any of the following occurred within two years of such termination; (i) a substantial change in the nature, or diminution in the status, of the individual's duties or position, (ii) a reduction in the annual base salary provided to the individual, (iii) removal from the then current executive position, (iv) a failure to provide substantially the same support staff, (v) a material reduction in other benefits,

(vi) relocation of the executives principal place of business outside Birmingham, Alabama, or (vii) a failure to assume the Severance Agreement. Big B considers it unlikely that the employment of all of the executives anticipated to be covered under the Severance Agreements would be terminated following a Change of Control.

     The benefits payable under the Severance Agreements consist of a lump sum cash payment equal to three times, for Anthony J. Bruno, Arthur M. Jones, Sr. and James A. Bruno, two times for Vincent J. Bruno, Bobby W. Little and Michael Tortorice, and one times for Eugene Beckmann, Steven Taylor and Paul Bruno, the sum of the executive's average annual compensation at the time of termination and his average incentive compensation bonus for the three years preceding termination. Other benefits provided include the continuation of certain health, disability, and life insurance benefits for ten years.

     For a description of certain amendments to be made to the Employment Continuity Agreements in contemplation of the Offer and the Merger, see "Amendment Agreements" below.

     Employment and Deferred Compensation Agreements. The 1995 Employment and Deferred Compensation Agreements (the "Employment Agreements") between Big B and the executive officers of Big B provide that certain retirement benefits are to be paid to those officers upon their retirement after age 65 or after 1.5 years of employment with Big B. These benefits become vested in the employee ratably over a 25 year period until age 68 is reached at which time full vesting is achieved. Cash retirement benefits in a monthly amount equal to 4.2% of his average annual compensation for the three fiscal years ended immediately prior to his retirement date are to be paid to the employee for a period of 120 months following the date of his retirement. In addition, he is entitled to participate in Big B's health insurance plan for the remainder of his life. In the event of his death after retirement and during such 120-month period, Big B will be obligated to continue the payments to his spouse or heirs for the remainder of the 120-month term. In the event an officer becomes permanently disabled or dies prior to attaining age 65, Big B will be obligated to make the monthly cash payments to him, or to his wife or heirs in the event of his death, for such 120-month period. Big B accrues the present value of such retirement benefits from the date of such agreement to the normal retirement date. The occurrence of any event which entitles an executive officer to receive payment under his Severance Agreement is treated as a "retirement" under his Employment Agreement, entitling him to receive payments thereunder and a right to elect to receive a present value lump sum payment.

     For a description of certain amendments to be made to the Employment and Deferred Compensation Agreements in contemplation of the Offer and the Merger, see "Amendment Agreements" below.

AMENDMENT AGREEMENTS

     The Big B Board, at its meeting on October 27, 1996, authorized Big B to enter into amendments (collectively, the "Amendment Agreements") to the Severance Agreements and to the Employment Agreements. Pursuant to the Amendment Agreements, each such officer will be entitled to receive the full amount of his severance benefit under his Severance Agreement if his employment is terminated, by Big B other than for dishonesty or violation of corporate policy or by the officer for any reason, between the 90th day and the 180th day after the completion of the Offer. In addition, the Amendment Agreements will provide that, upon any termination of employment that would entitle an officer to payments under his Severance Agreement, such officer will be entitled to receive under his Employment Agreement certain health insurance benefits and the immediate commencement of the payment of the 120 monthly installments of deferred compensation provided for in such agreement (such commencement date to be reflected in the calculation of the lump sum payment that the officer may elect under such agreement). Finally, the Amendment Agreements will provide that, pursuant to certain option agreements between Big B and certain of its officers in respect of options issued under Big B's Stock Option Plan, any such officer shall be paid an amount equal to 50% of any taxable income resulting from the exercise of currently outstanding options, whether vested or unvested, or as a result of the "cash out" of such options in the Merger, which amount is intended as reimbursement for income taxes in respect of such taxable income and has historically been paid by Big B.

INTEREST OF OFFICERS, DIRECTORS AND OTHERS IN CERTAIN TRANSACTION

     Big B leases a drug store in Hoover, Alabama, from Nancy Bruno, the mother of Vincent Bruno, Senior Vice President of Purchasing and Advertising and a Director of Big B. The annual minimum rental is $55,000, plus 2% of store sales (excluding sales of beer, wine or tobacco products) in excess of $2,750,000. For the last fiscal year, Nancy Bruno received no payments under provisions relating to sales in excess of the specified minimum. The term of this lease is through 2005.

     Big B leases from Theresa L. Bruno, the sister-in-law of Anthony J. Bruno, Chairman and CEO of Big B, five Big B Drug Stores, located in Birmingham, Gadsden, Clanton and Talladega, Alabama, and in Pensacola, Florida, under long-term leases with remaining terms ranging from 5 to 10 years and with three to four five-year renewal options. Each of the leases provides for an annual minimum guaranteed rent, plus an additional rent equal to 2% of annual sales in excess of a specified amount for each of the five drug stores. Future minimum lease payments under these net operating leases with noncancelable terms in excess of one year aggregate $1,816,000. Minimum lease payments were $266,000 in fiscal 1996, $257,000 in fiscal 1995, and $244,000 in fiscal 1994. No excess rentals were paid in fiscal 1996, 1995, or 1994.

     Big B utilizes the services of Perry Harper & Perry, Inc., an advertising agency, located in Birmingham, Alabama, of which Theresa Bruno, the wife of James A. Bruno, Executive Vice President, Secretary and a Director of Big B, is a shareholder and employee. In fiscal 1996, Big B paid to Perry Harper & Perry approximately $234,800 of commissions for its services.

     In the opinion of Management and a majority of the disinterested members of the Big B Board, the terms of each of these leases and Big B's arrangement with its advertising agency are no less favorable than terms that could have been obtained from unaffiliated parties.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

     Vincent J. Bruno is co-trustee, along with his sister, of a trust established under the Last Will and Testament of his father, Lee J. Bruno. Vincent Bruno's mother is the income beneficiary of the trust for her life and a private charitable foundation is the remainder beneficiary. The trust acquired a total of 215,000 Shares in a series of open market transactions between November 20, 1995, and June 21, 1996, at prices ranging from $9.00 to $11.75 per share. Vincent Bruno failed to report these transactions in a timely manner on Form 4 filed with the Commission because he mistakenly did not believe himself to be considered the beneficial owner of Shares held by the trust under Section 16 of the Exchange Act. Upon consulting with legal counsel, Mr. Bruno was advised that he was in fact deemed to be the beneficial owner of the Big B Shares owned by the trust and that the transactions should be reported on Form 4. An appropriate Form 4 filing will be made with the Commission.

                                                                         ANNEX B

              [LETTERHEAD OF THE ROBINSON-HUMPHREY COMPANY, INC.]

                                                                October 27, 1996

Board of Directors
Big B, Inc.
2600 Morgan Road, S.E.
Bessemer, Alabama 35023

To the Members of the Board:

     We understand that Big B, Inc. (the "Company"), Revco D.S., Inc. (the "Acquiror") and RDS Acquisition Inc., a wholly owned subsidiary of the Acquiror (the "Acquisition Sub"), propose to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which the Acquisition Sub will amend its existing tender offer (the "Offer") for all shares of the Company's common stock, par value $.001 per share (the "Shares"), to among other things, increase the price to $17.25 per Share, net to the seller in cash. The Offer is expected to be so amended on October 28, 1996. The Agreement also provides that, following consummation of the Offer, the Company and the Acquisition Sub will merge in a transaction (the "Merger") in which each remaining Share will be converted into the right to receive $17.25 in cash.

     You have asked us whether, in our opinion, the proposed cash consideration to be received by the holders of the Shares (other than the Acquiror and its affiliates) in the Offer and the Merger, taken as a whole, is fair to such shareholders from a financial point of view.

     In arriving at the opinion set forth below, we have, among other things:

     (1) Reviewed publicly available information concerning the Company which we believe to be relevant to our analysis;

     (2) Reviewed certain information, including financial and operating information with respect to the business, operations and prospects of the Company, furnished to us by the Company;

     (3) Conducted discussions with members of senior management of the Company concerning its businesses and prospects;

     (4) Reviewed the historical market prices and trading activity for the Shares and compared them with those of certain publicly traded companies which we deemed to be reasonably similar to the Company;

     (5) Compared the results of operations and present financial condition of the Company with those of certain publicly traded companies which we deemed to be reasonably similar to the Company;

     (6) Compared the proposed financial terms of the transaction contemplated by the Agreement with the financial terms of certain other mergers and acquisitions which we deemed to be relevant;

     (7) Conducted a process to explore the Company's alternatives to maximize value to its shareholders and reviewed information obtained as a part of that process;

     (8) Reviewed an October 27, 1996 draft of the Agreement; and

     (9) Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary.

     In preparing our opinion, we have relied on the accuracy and completeness of all information supplied or otherwise made available to us by the Company, and we have not independently verified such information. With respect to the financial forecasts furnished by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company. We have not conducted a physical inspection of the properties and facilities of the Company, and we have not made nor obtained any evaluations or appraisals of the assets or liabilities of the Company. Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated as of the date of this letter.

     It is understood that this letter is for the information of the Board of Directors of the Company (the "Board") and may not be used for any other purpose without our prior written consent. We hereby consent to the inclusion of this letter in the amendment to the Company's Solicitation/Recommendation Statement as Schedule 14D-9 to be filed in connection with the Board's recommendation regarding the Offer. This opinion is not intended to be and shall not constitute a recommendation to any shareholder of the Company as to whether to tender Shares pursuant to the Offer.

     We have acted as financial advisor to the Company in connection with the proposed transaction and will receive a fee for our services which is in part contingent upon the consummation of the proposed transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of the rendering of this opinion. We have provided investment banking services for the Company in the past and have received customary fees for these services. In the ordinary course of our business, we actively trade in the common stock of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     On the basis of, and subject to the foregoing, we are of the opinion that the proposed cash consideration to be received by the holders of the Shares (other than the Acquiror and its affiliates) pursuant to the Offer and the Merger is, taken as a whole, fair to such shareholders from a financial point of view.

                                          Very truly yours,

                                          THE ROBINSON-HUMPHREY COMPANY, INC.

                                 EXHIBIT INDEX

                                                                                          PAGE
                                                                                          ----
Exhibit 20:   Agreement and Plan of Merger, dated as of October 27, 1996, among Big B,
              Inc., Revco D.S., Inc. and RDS Acquisition Inc............................
Exhibit 21:   Support Agreement, dated as of October 27, 1996, among Revco D.S., Inc.,
              RDS Acquisition Inc. and the parties listed on Schedule A thereto.........
Exhibit 22:   Amendment to Rights Agreement, dated as of October 27, 1996...............
Exhibit 23:   Letter to Shareholders of Big B, Inc., dated October 30, 1996*............
Exhibit 24:   Opinion of The Robinson-Humphrey Company, Inc., dated October 27,
              1996.**...................................................................

---------------

 * Included in Amendment No. 8 to Schedule 14D-9 mailed to shareholders.

** Included as Annex B in Amendment No. 8 to Schedule 14D-9 mailed to shareholders.